UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES AUTHORIZATIONS BY THE BOARD OF DIRECTORS

Medellin, Colombia, September 14, 2010

In a meeting held on September 13, 2010, the Board of Directors of Bancolombia S.A. (“Bancolombia”) granted the following authorizations:

1.  Unanimous authorization granted to Mr. Jorge Londoño Saldarriaga, CEO of Bancolombia, to instruct Fiduciaria Helm Trust S.A. to sell units owned by Mr. Londoño Saldarriaga in the share portfolio (Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado).  The units in the share portfolio represent shares of Bancolombia.

2. Authorization granted to Mr. Carlos Raul Yépez, member of the Board of Directors of Bancolombia, to proceed with the sale of shares of Bancolombia held by Mr. Yépez. This authorization was granted unanimously by the Board of Directors of the Bank, excluding Mr. Raul Yépez.

These transactions will be made in accordance with Bancolombia’s internal procedures governing the sale and purchase of its shares by officers and directors, which procedures can be viewed on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, under “Corporate Governance”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 14, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance